FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.               NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
838 – 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2.               DATE OF MATERIAL CHANGE

August 21, 2019

ITEM 3.               NEWS RELEASE

A news release was disseminated on August 21, 2019 to the Toronto Stock Exchange (“TSX”) as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Company closed a bought deal financing with BMO Capital Markets in the United States under which the Company sold 8,326,957 common shares of the Company at a price of US$1.25 per common share for gross proceeds of approximately US$10.4 million. In addition, the Company closed the sale of 7,575,758 common shares of the Company to Liberty Metals & Mining Holdings, LLC at a price of US$1.32 per share for gross proceeds of US$10.0 million and the sale of 6,940,000 common shares of the Company to Deepkloof Limited, a subsidiary of Hosken Consolidated Investments Limited, at a price of US$1.32 per share for gross proceeds of approximately US$9.2 million.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

5.1                        Full Description of Material Change

The Company closed its previously announced bought deal financing with BMO Capital Markets in the United States under which the Company sold 8,326,957 common shares of the Company (the “Offered Shares”) at a price of US$1.25 per Offered Share for gross proceeds of approximately US$10.4 million (the “Public Offering”). In addition, the Company closed the sale of 7,575,758 common shares of the Company to Liberty Metals & Mining Holdings, LLC (“LMM”) at a price of US$1.32 per share for gross proceeds of US$10.0 million (the “LMM Private Placement”) and the sale of 6,940,000 common shares of the Company to Deepkloof Limited, a subsidiary of Hosken Consolidated Investments Limited at (“HCI”), a price of US$1.32 per share for gross proceeds of approximately US$9.2 million (the “Deepkloof Private Placement” and, together with the LMM Private Placement, the “Private Placements”).

The Company used a portion of the proceeds of the Public Offering and the Private Placements, together with a US$20.0 million advance under its new credit agreement with Sprott Private Resource Lending II (Collector), LP, and the other lenders party thereto, to repay its secured loan facility with LMM in full (the “LMM Facility”). The Company intends to use the remaining net proceeds for working capital and general corporate purposes.

For the purposes of approval by the TSX, the Company has relied on the exemption in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the NYSE American.

The Public Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission. A copy of the prospectus supplement and base shelf prospectus relating to the Public Offering in the United States may be obtained by calling toll-free 1-800-414-3627.

The Registration Statement and the prospectus supplement relating to the Public Offering do not qualify in any of the provinces or territories of Canada the distribution of the Offered Shares. No Offered Shares may be offered or sold, directly or indirectly, in Canada or to any resident in Canada.

This Material Change Report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

HCI is a “related party” of the Company (as defined by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”) by virtue of having beneficial ownership of 7,893,500 common shares (or 22.60% of the issued and outstanding common shares) of the Company prior to the close of the Public Offering and the Deepkloof Private Placement. Through Deepkloof Limited, HCI indirectly purchased 6,940,000 common shares in the Deepkloof Private Placement and therefore, the Deepkloof Private Placement constitutes a “related party transaction” (as defined by MI 61-101). The Deepkloof Private Placement was approved in writing by the board of directors of the Company, with John Copelyn, who is the CEO of HCI, disclosing to the Company his interest in the Deepkloof Private Placement and, as director of the Company, abstaining from voting on the approval thereof as it related to the subscription by HCI in the Deepkloof Private Placement. The Company is relying on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that at the time the Deepkloof Private Placement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Deepkloof Private Placement, exceeded 25 per cent of the Company’s market capitalization, calculated in accordance with MI 61-101. The Deepkloof Private Placement resulted in a 2.73% increase in the percentage of common shares of the Company beneficially owned by HCI. The Deepkloof Private Placement, together with the purchase by Deepkloof of 2,856,000 Offered Shares through BMO Capital Markets in the Public Offering, resulted in a 7.59% increase in the percentage of common shares of the Company beneficially owned by HCI to 30.19% of the Company’s issued and outstanding common shares. The Company did not file a Material Change Report more than 21 days before the expected closing date of the Deepkloof Private Placement as the Company wished to close the Deepkloof Private Placement together with the other transactions on an expedited basis given the upcoming maturity date of the LMM Facility.

This Material Change Report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this Material Change Report include, without limitation, statements regarding the use of proceeds from the Public Offering, Private Placements and advance under the new credit agreement and the development of the Waterberg Project. Although the Company believes the forward-looking statements in this Material Change Report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s ability to comply with the terms of its indebtedness; cash flow and going concern risks; risks related to the Waterberg definitive feasibility study; risks of delays in the development of the Waterberg Project; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; any disagreements with other shareholders of the Company’s subsidiaries; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; the Company’s ability to regain compliance with NYSE American continued listing standards; and other risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

5.2                        Disclosure for Restructuring Transactions

N/A

ITEM 6.               RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.               OMITTED INFORMATION

N/A

ITEM 8.               EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
T: (604) 899-5450

ITEM 9. DATE OF REPORT

August 26, 2019